UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K consists of a press release of Intelsat, Ltd. dated July 30, 2003, reporting Intelsat, Ltd.’s results for the three-month and six-month periods ended June 30, 2003.

Date: 30 July 2003
Release Number: 2003-28

Intelsat Reports Second Quarter 2003 Earnings
Revenue Increases 2.3 Percent Over First Quarter
Company Provides Update on Proposed Purchase of Loral Satellites

Hamilton, Bermuda, 30 July 2003 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months and six months ended June 30, 2003.

Intelsat reported revenue of $244.5 million and net income of $42.6 million for the quarter ended June 30, 2003. The company also reported EBITDA, as adjusted, or earnings before interest, other income (expense), taxes and depreciation and amortization, of $179.0 million for the quarter. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

For the first half of 2003, Intelsat reported revenue of $483.4 million and net income of $106.7 million. EBITDA, as adjusted, for the six-month period was $356.2 million.

“Intelsat is executing on its ‘focused four’ strategy to build on its global satellite services leadership, and we are beginning to see the positive impact of this effort on our business,” said Intelsat chief executive officer Conny Kullman. “Second quarter revenue was up 2.3 percent over the first quarter in what has been a challenging market environment, and we view this increase as a positive indicator that our core business is stabilizing and is poised for recovery. We are continuing to implement the key components of our strategy, most recently through our agreement to acquire Loral Space & Communications’ North American satellite assets. During the second quarter, we saw strong renewal activity from our government customers and healthy free cash flow from operations. Entering the second half of 2003, we are confident that our business will be well positioned when the overall economy begins its recovery.”

Second Quarter 2003 Business Highlights

Intelsat continued to execute on its strategy for 2003, highlighting accomplishments from throughout the company.

Sustaining Leadership in Core Voice and Data
The data, carrier and Internet business continued to focus on building relationships with existing customers while also expanding beyond the traditional customer base. In particular, private data network and Internet applications showed new strength. Norwegian service provider Telenor Satellite Networks AS signed a multi-year agreement for capacity to expand its private data networking business. The World Bank continued to expand its managed private network with Intelsat, signing a multi-year expansion of its agreement. New Intelsat customer SovIntel, LLC EDN, based in Russia, also signed a multi-year agreement for servicing its data networking business.

Customer demand for satellite services for the wireless telephony market niche continued as Link Africa BV signed a multi-year, multi-transponder agreement for capacity to be used in connecting cell stations within its sub-Saharan Africa network.

Increasing Focus on Video and Government Market Segments
The Intelsat 906 satellite at 64ºE hosts a growing video community in Africa. During the second quarter, Tanzania Telecommunications Company Ltd. signed a multi-year agreement to expand its current capacity on the 906 satellite. Other broadcasters using capacity on this satellite include Independent Television Limited of Tanzania, Televisão de Moçambique, TV Africa, Uganda TV and Trinity Broadcasting Network.

Intelsat’s focus on increasing its provision of services for government and military applications saw strong activity in renewals of current customer requirements. In the second quarter, Intelsat Government Solutions Corporation renewed over $28 million in business in annual and multi-year agreements with its largest government distributors.

Seeking Strategic Transactions to Enhance Intelsat’s Service Application Mix and Geographic Coverage
Intelsat provided a brief update on early milestones in its proposed acquisition of the North American satellite assets of Loral Space & Communications Corporation, which includes six satellites: the Telstar 4, 5, 6 and 7 satellites in orbit, the Telstar 13 satellite expected to launch in August 2003 and the Telstar 8 satellite currently expected to launch in the second half of 2004. The acquired assets also include rights to the six associated orbital locations. The assets to be acquired under the previously announced transaction are highly complementary to Intelsat’s global network, providing a young, high-powered satellite fleet in orbital locations providing 50 state coverage of the United States and coverage of select other regions in North America and Latin America.

Loral filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Code”) on July 15, 2003. Subject to the receipt of Intelsat shareholder approval for the transaction, the purchase is expected to occur at the conclusion of an auction process under Section 363(b) of the Code. If approved by the bankruptcy court, the transaction will be subject to the receipt of regulatory approvals and the satisfaction of other conditions.

On July 28, 2003, Intelsat and Loral jointly filed an application with the Federal Communications Commission (“FCC”) seeking approval for the assignment to Intelsat of the FCC licenses for the Loral satellites to be acquired. The FCC approval process is expected to take approximately 180 days to complete. In addition, Intelsat announced that the parties intend to file in the next week their pre-merger notifications and reports with the Federal Trade Commission and the Department of Justice to begin the Hart-Scott-Rodino antitrust review process, which the parties anticipate will be completed within 30 days. Intelsat also reported that other transaction milestones are on schedule. In the event that the bankruptcy court approves the transaction, Intelsat expects that all required approvals could be obtained and conditions to closing could be satisfied by early to mid-2004.

Kullman commented, “We have moved quickly to begin the regulatory review process, and we are focused on effecting a smooth transition for Loral’s customers and keeping them informed throughout the acquisition process. Since much of the appeal of the Loral transaction is its North American customer base, we are eager to introduce ourselves as a strong and reliable partner for Loral’s customers. With a global reputation for quality and customer support, built over nearly 40 years in the business, we are looking forward to building an early and strong relationship with these customers.”

Financial Results for the Three Months Ended June 30, 2003

Telecommunications revenue decreased $2.2 million, or 1 percent, to $244.5 million for the three months ended June 30, 2003 from $246.7 million for the three months ended June 30, 2002. The decline was primarily attributable to a decline in the level of services provided to a key customer that sought bankruptcy protection in 2002. During the quarter, lease service revenue decreased $6.2 million due to the expiration of lease service agreements during the past year that were not renewed. Partially offsetting this decrease were increases in revenue from Galaxy Satellite Broadcasting Limited of $2.1 million and from channel and carrier services of $1.8 million. The $1.8 million increase in revenue from channel and carrier services consisted of a $6.9 million increase in revenue from GlobalConnexSM Solutions services, partially offset by a decrease in revenue from other channel and carrier services of $5.1 million.

Total operating expenses increased $17.0 million, or 11 percent, to $167.0 million for the three months ended June 30, 2003 from $150.0 million for the three months ended June 30, 2002. The increase reflects an increase in depreciation and amortization expense of $11.6 million and an increase in direct costs of revenue of $7.9 million, which were partially offset by a decrease in selling, general and administrative expenses of $2.5 million. The increase in depreciation and amortization expense was due largely to depreciation recorded on the Intelsat IX series satellites that were not in service during the second quarter of 2002. The increase in direct costs of revenue primarily reflects increases in office and operational costs, in-orbit insurance expense and other costs of services. The decrease in selling, general and administrative expenses principally reflects a reduction in professional fees incurred.

Net income decreased by $32.9 million, or 44 percent, to $42.6 million for the three months ended June 30, 2003 from $75.5 million for the three months ended June 30, 2002. The decrease during the period as compared to the same period in 2002 was due principally to higher total operating expenses and lower revenue, as discussed above, a $9.8 million increase in interest expense and a $4.7 million increase in other expense. The increase in interest expense of $9.8 million was principally attributable to a decrease in interest capitalized during the second quarter of 2003 due to lower construction-in-progress balances in 2003. The increase in other expense during the period was due principally to an increase in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc.

EBITDA, as adjusted, decreased by $7.6 million, or 4 percent, to $179.0 million, or 73 percent of revenue, for the three months ended June 30, 2003 from $186.6 million, or 76 percent of revenue, for the same period in 2002. The decrease was due to higher total operating expenses, excluding depreciation and amortization, and lower revenue during the period in 2003 as compared to the same period in 2002.

Financial Results for the Six Months Ended June 30, 2003

Telecommunications revenue decreased $21.8 million, or 4 percent, to $483.4 million for the six months ended June 30, 2003 from $505.2 million for the six months ended June 30, 2002. The decline was primarily attributable to a decline in the level of services provided to a key customer, as discussed above. Lease service revenue decreased by $20.3 million due to the expiration of lease service agreements during the past year that were not renewed. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $3.4 million, which consisted of a decline in other channel and carrier services of $14.6 million, partially offset by an increase in revenue from GlobalConnexSM Solutions services of $11.2 million. Partially offsetting these decreases was an increase in revenue from Galaxy Satellite Broadcasting Limited of $2.7 million during the period.

Total operating expenses increased $20.7 million, or 7 percent, to $326.4 million for the six months ended June 30, 2003 from $305.7 million for the six months ended June 30, 2002. The increase reflects an increase in depreciation and amortization expense of $22.0 million and an increase in direct costs of revenue of $12.8 million, which were partially offset by a decrease in selling, general and administrative expenses of $14.0 million. The increase in depreciation and amortization expense was due largely to depreciation recorded on the Intelsat IX series satellites that were not in service during the comparable period in 2002. The increase in direct costs of revenue principally reflects increases in office and operational costs, in-orbit insurance expense and other costs of services. The decrease in selling, general and administrative expenses principally reflects a reduction in Intelsat’s provision for uncollectible accounts of $13.0 million. The higher provision for uncollectible accounts during the six months ended June 30, 2002 related largely to the recording of a reserve against Intelsat’s accounts receivable from Teleglobe Inc. that was reversed during the third quarter of 2002 in connection with a share purchase agreement with Teleglobe Inc.

Net income decreased by $53.6 million, or 33 percent, to $106.7 million for the six months ended June 30, 2003 from $160.3 million for the six months ended June 30, 2002. The decrease during the period was due principally to lower revenue and higher total operating expenses, as discussed above, and higher interest expense of $25.7 million, which were partially offset by an increase in other income of $7.7 million. The increase in interest expense of $25.7 million was primarily attributable to a decrease in interest capitalized during the six months ended June 30, 2003, due to lower construction-in-progress balances in 2003 following the placement into service during 2002 and 2003 of the Intelsat IX series satellites that were under construction during the six months ended June 30, 2002, and an increase in gross interest resulting primarily from Intelsat’s 7 5/8% Senior Notes due 2012 that were not outstanding during the first quarter of 2002. The increase in other income during the period was due principally to a decline in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc.

EBITDA, as adjusted, decreased by $20.5 million, or 6 percent, to $356.2 million, or 74 percent of revenue, for the six months ended June 30, 2003 from $376.7 million, or 75 percent of revenue, for the same period in 2002. The decrease was primarily due to lower revenue during the period in 2003 as compared to the same period in 2002, as discussed above.

Net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest, or free cash flow from operations, for the period ended June 30, 2003 was $166.7 million, as compared to $20.1 million for the same period in 2002. The increase was primarily due to a reduction in payments for satellites and other property and equipment.

At June 30, 2003, Intelsat’s backlog, representing expected future cash payments to be received from customers under contract, was $3.8 billion. At March 31, 2003, Intelsat’s backlog was $3.9 billion.

During June 2003, Intelsat entered into amendments to its satellite construction agreements with Space Systems/Loral (“SS/L”) pursuant to which Intelsat extinguished a portion of its liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. As a result of the transaction, Intelsat’s balance sheet as of June 30, 2003 reflects a $95.1 million reduction in its total satellite performance incentive liability, a $36.5 million reduction in the cost of its satellites and other property and equipment, and a $1.4 reduction in accrued interest. The cash consideration paid as of June 30, 2003 was reflected as cash used in a financing activity in Intelsat’s statement of cash flows for the six-month period ended June 30, 2003.

“Second quarter results reflect our expectation of healthy operating margins and strong free cash flow from operations in 2003, and Intelsat will continue to focus on growing these important metrics,” said Intelsat executive vice president and chief financial officer Joe Corbett. “In addition, our revenue performance for the quarter supports our expectation that core business revenue in 2003 will show a smaller rate of decrease than that experienced in the prior year. At the same time, the organization is focused on building an integration plan for the assets that we would purchase under the proposed Loral transaction in order to minimize transition time and maximize the enhanced financial performance that we would expect to achieve upon consummation of the transaction.”

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 EDT on July 30, 2003 to discuss the company’s second quarter 2003 financial results. Access to the live conference call will be available via the Internet at the Intelsat web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 289-0544. Non-U.S. participants should call +1 (913) 981-5533, and the participant pass code is 148743. Participants will have access to a replay of the conference call through August 13, 2003. The replay number for U.S.-based participants is 888-203-1112 and for non-U.S. participants is +1 719-457-0820, pass code 148743.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 26 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s belief that its core business is stabilizing and is poised for recovery, Intelsat’s confidence going into the second half of 2003 that its business will be well positioned when the economy begins to recover, Intelsat’s expectations regarding the timeframe for obtaining required approvals and satisfying closing conditions in connection with the proposed acquisition of satellites and related assets from Loral Space & Communications Corporation, Intelsat’s expectation of healthy operating margins and strong free cash flow from operations in 2003, Intelsat’s expectation that core business revenue in 2003 will show a smaller rate of decrease than that experienced in the prior year and the enhanced financial performance that Intelsat would expect to achieve upon consummation of the proposed acquisition of assets from Loral. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. In connection with the proposed acquisition from Loral Space & Communications Corporation, known risks include, but are not limited to, the possibility in the auction process that one or more bidders may submit higher or better offers for the assets to be acquired; the failure to complete the acquisition or the need to modify aspects of the acquisition in order to obtain bankruptcy court or other regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the acquisition; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,

	2002	2003
	(in thousands, except
	share and per share amounts)

Telecommunications revenue	$246,679	$244,508

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	29,028	36,963
Selling, general and administrative	31,069	28,579
Depreciation and amortization	89,915	101,499

Total operating expenses	150,012	167,041

Income from operations	96,667	77,467
Interest expense	(13,513)	(23,331)
Other income (expense)	1,307	(3,379)

Income before income taxes	84,461	50,757
Provision for income taxes	8,985	8,150

Net income	$75,476	$42,607

Basic and diluted net income per ordinary share	$0.45	$0.27

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED
(Unaudited)

	Three Months Ended
	June 30,

	2002	2003
	(in thousands, except percentages)

Net income	$75,476	$42,607
Add:
Interest expense	13,513	23,331
Provision for income taxes	8,985	8,150
Depreciation and amortization	89,915	101,499
Subtract (Add): Other income (expense)	(1,307)	3,379

EBITDA, as adjusted	$186,582	$178,966

EBITDA, as adjusted, as a percentage of revenue	76%	73%

Income from operations as a percentage of revenue	39%	32%

Note:

EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. EBITDA, as adjusted, as a percentage of revenue reflects the result, expressed as a percentage, of EBITDA, as adjusted, divided by telecommunications revenue. Intelsat adjusts EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2003 related to an obligation payable by Intelsat to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA, as adjusted, to enhance investors’ understanding of Intelsat’s operating results. Intelsat uses EBITDA, as adjusted, as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA, as adjusted, is a performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles in the United States and may not be comparable to similarly titled measures of other companies. EBITDA, as adjusted, should not be considered as an alternative to operating or net income as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with generally accepted accounting principles, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended
	June 30,

	2002	2003
	(in thousands, except
	share and per share amounts)

Telecommunications revenue	$505,222	$483,420

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	56,700	69,471
Selling, general and administrative	71,797	57,756
Depreciation and amortization	177,213	199,199

Total operating expenses	305,710	326,426

Income from operations	199,512	156,994
Interest expense	(18,336)	(44,048)
Other income, net	3,052	10,727

Income before income taxes	184,228	123,673
Provision for income taxes	23,950	16,985

Net income	$160,278	$106,688

Basic and diluted net income per ordinary share	$0.96	$0.67

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED
(Unaudited)

	Six Months Ended
	June 30,

	2002	2003
	(in thousands, except percentages)

Net income	$160,278	$106,688
Add:
Interest expense	18,336	44,048
Provision for income taxes	23,950	16,985
Depreciation and amortization	177,213	199,199
Subtract: Other income, net	(3,052)	(10,727)

EBITDA, as adjusted	$376,725	$356,193

EBITDA, as adjusted as a percentage of revenue	75%	74%

Income from operations as a percentage of revenue	39%	32%

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	June 30, 2003 (Unaudited)

	(in thousands, except
	share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$9,466	$50,187
Receivables, net of allowance of $28,100 and $30,498, respectively	265,781	226,796
Deferred income taxes	5,679	5,679

Total current assets	280,926	282,662
Satellites and other property and equipment, net	3,478,055	3,370,940
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	29,260
Investment in affiliate	—	57,637
Other assets	92,930	82,364

Total assets	$3,965,432	$3,907,718

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$17,999
Accounts payable and accrued liabilities	219,344	174,877
Deferred satellite performance incentives	19,459	7,268
Deferred revenue	18,252	21,505
Capital lease obligation	6,618	6,808

Total current liabilities	307,651	228,457
Long-term debt, net of current portion	1,257,870	1,269,456
Deferred satellite performance incentives, net of current portion	125,161	47,750
Deferred revenue, net of current portion	8,052	7,426
Due to Teleglobe Inc.	19,780	9,334
Accrued retirement benefits	96,684	71,615

Total liabilities	1,815,198	1,634,038

Minority interest in consolidated affiliate	—	16,758
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	574,768
Accumulated other comprehensive loss – minimum pension liability, net of tax benefit of $8,610	(12,914)	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares as of December 31, 2002 and June 30, 2003	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,256,922

Total liabilities and shareholders’ equity	$3,965,432	$3,907,718

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,

	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$160,278	$106,688
Adjustments for non-cash items:
Depreciation and amortization	177,213	199,199
Provision for doubtful accounts	15,381	2,398
Foreign currency transaction loss	1,049	149
Minority interest in consolidated affiliate	—	(395)
Equity in losses of affiliate	—	363
Amortization of bond discount and issuance costs	114	591
Decrease in amount due to Teleglobe Inc.	—	(10,446)
Changes in operating assets and liabilities, net of effects of investment in consolidated affiliate	31,199	(26,499)

Net cash provided by operating activities	385,234	272,048

Cash flows from investing activities:
Payments for satellites and other property and equipment	(365,149)	(105,313)
Investment in affiliate	—	(58,000)
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(365,149)	(145,381)

Cash flows from financing activities:
Repayments of commercial paper borrowings, net	(310,122)	(25,979)
Proceeds from bond issuance	595,788	—
Bond issuance costs	(7,621)	—
Due to shareholders	701	—
Principal payments on deferred satellite performance incentives	(5,771)	(56,561)
Principal payments on capital lease obligation	(3,386)	(3,257)

Net cash provided by (used in) financing activities	269,589	(85,797)

Effect of exchange rate changes on cash	(1,645)	(149)

Net increase in cash and cash equivalents	288,029	40,721
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$290,728	$50,187

Supplemental cash flow information:
Interest paid, net of amount capitalized	$5,877	$56,595
Income taxes paid	$17,293	$1,394
Supplemental disclosure of non-cash investing and financing activities information:
Capitalization of deferred satellite performance incentives	$35,720	$10,063
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$17,153
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$—	$36,455
Amounts included in accounts payable and accrued liabilities related to extinguishment of deferred satellite performance incentive liability	$—	$6,649

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS
(Unaudited)

	Six Months Ended
	June 30,

	2002	2003
	(in thousands)

Net cash provided by operating activities	$385,234	$272,048
Payments for satellites and other property and equipment	(365,149)	(105,313)

Free cash flow from operations	$20,085	$166,735

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under generally accepted accounting principles in the United States. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By: /s/ Conny Kullman Conny Kullman Chief Executive Officer

Date: July 30, 2003